VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 24, 2015

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Mr. Oh:

This letter responds to comments provided by the Staff of the U.S. Securities and Exchange Commission (“Commission” or “Staff”) to Jay Stamper and Kristen Freeman on June 23, 2015, regarding the Tandy Representation letter contained in Voya Prime Rate Trust’s response to Staff comments as filed with the SEC on June 23, 2015.

Comment:                                     The Staff believes that the Tandy representation letter included in the response letter is not sufficient. The Staff believes that the Registrant should state: 1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; 2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and 3) the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Staff requests that the Registrant make these representations only.

Response:                                        The Registrant believes that its representations made in response to the Staff’s request for the “Tandy” Letter representations are sufficient. The Registrant notes that the original purpose of the Tandy Letter representations was to protect the Staff’s investigative position in circumstances where there was a pending investigation into potential securities laws violations by a registrant. The representations previously provided by the Registrant meet the SEC’s goal of needing the representation only when an investigation is pending, while also protecting the Registrant from giving away the fact of a non-public investigation if such an investigation were to be ongoing. Additionally, the Registrant notes that several other prominent registrants have also used similar Tandy Letter representations.  Because the Staff has indicated that, to be declared effective, the Registrant must provide the Tandy representations in the form requested by the Staff, however, the Registrant is providing those representations here, please see Attachment A.

*****************************************

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
Voya Investment Management

Attachment

Cc:	Huey P. Falgout, Jr.
Voya Investments, LLC

Elizabeth J. Reza, Esq.
Rope& Gray LLP

ATTACHMENT A

VOYA INVESTMENT MANAGEMENT

7337 EAST DOUBLETREE RANCH ROAD, SUITE 100

SCOTTSDALE, AZ 85258

June 24, 2015

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F. Street

Washington, D.C.  20549

RE:                          Voya Prime Rate Trust

(SEC File Nos. 333-203624, 811-05410)

(SEC File Nos. 333-203653, 811-05410)

Dear Mr. Oh:

Voya Prime Rate Trust (the “Registrant”) recognizes the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Further, the Registrant recognizes that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. Lastly, the Registrant recognizes that it may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
Voya Investment Management — Voya Family of Funds

Attachment

cc:                                Elizabeth J. Reza, Esq.

Ropes & Gray LLP